

IN THE UNITED STATES DISTRICT COURT FOR THE
EASTERN DISTRICT OF VIRGINIA

Alexandria Division

UNITED STATES OF AMERICA	)	
	)	
v.	)	CRIMINAL NO. 1:14-CR-_188_
	)	
CREDIT SUISSE AG,	)	
	)	
Defendant.	)	

STATEMENT OF FACTS

The parties stipulate that the allegations in Count One of the Information and the following facts are true and correct, and that had the matter gone to trial the United States would have proven them beyond a reasonable doubt:

1. CREDIT SUISSE AG, a corporation organized under the laws of Switzerland, directly and through its parent, subsidiaries and affiliates, operates a global financial services business in more than 50 countries with over 45,000 employees, including 9,000 U.S. employees. In the United States, CREDIT SUISSE operates as a Financial Holding Company regulated by the Federal Reserve. CREDIT SUISSE offers private banking and wealth management services to over two million clients, focusing on ultra-high-net-worth and high-net-worth individual clients around the globe, including U.S. citizens, legal permanent residents, and resident aliens, located within the Eastern District of Virginia and elsewhere.

2. Clariden Leu Ltd. ("Clariden Leu") was a private Swiss bank and one of CREDIT SUISSE's wholly owned subsidiaries. It offered private banking and wealth management services that paralleled and often competed with the private wealth management services offered by CREDIT SUISSE. CREDIT SUISSE formed Clariden Leu on January 26, 2007, by merging four private banks that CREDIT SUISSE wholly owned, Clariden Bank, Bank Leu, Bank Hofmann, and BGP Banca di Gestione Patrimoniale, with Credit Suisse Fides, the securities dealer that CREDIT SUISSE wholly owned. Clariden Leu was one of the largest private banks in Switzerland and ultimately managed more than 100 billion Swiss francs. CREDIT SUISSE merged with Clariden Leu on April 2, 2012, acquiring all of Clariden Leu's assets and liabilities and assuming all of its rights and obligations.

3. Unless otherwise specifically noted herein, CREDIT SUISSE AG, its parent, and Switzerland-based subsidiaries and affiliates, including Clariden Leu, collectively will be called "CREDIT SUISSE."

U.S. INCOME TAX & REPORTING OBLIGATIONS

4. U.S. citizens, resident aliens, and legal permanent residents have an obligation to report all income earned from foreign bank accounts on their tax returns and to pay the taxes due on that income. For the tax year 1976 forward, U.S. citizens, resident aliens, and legal permanent residents had an obligation to report to the Internal Revenue Service ("IRS") on the Schedule B of a U.S. Individual Income Tax Return, Form 1040, whether that individual had a financial interest in, or signature authority over, a financial account in a foreign country in a particular year by checking "Yes" or "No" in the appropriate box and identifying the country where the account was maintained.

5. From in or about 1970 forward, U.S. citizens, resident aliens, and legal permanent residents who had a financial interest in, or signature authority over, one or more financial accounts in a foreign country with an aggregate value of more than $10,000 at any time during a particular year were required to file with the Department of the Treasury a Report of Foreign Bank and Financial Accounts, Form TD F 90-22.1 (the "FBAR"). The FBAR for the applicable year was due by June 30 of the following year.

6. An "undeclared account" was a financial account owned by an individual subject to U.S. tax and maintained in a foreign country that had not been reported by the individual account owner to the U.S. government on an income tax return and an FBAR.

7. From in or about the 1930s until the present, Switzerland has maintained laws that ensure the secrecy of client relationships at Swiss banks. Swiss law prohibits the disclosure of identifying information without the client's authorization, especially to foreign government investigators. These are Swiss criminal laws punished by imprisonment. Because of the secrecy guarantee that they created, these Swiss criminal provisions enabled U.S. clients to conceal their Swiss bank accounts from U.S. authorities.

OVERVIEW OF THE ILLEGAL U.S. CROSS-BORDER BUSINESS

8. For decades prior to and through in or about 2009, in the Eastern District of Virginia and elsewhere, CREDIT SUISSE did unlawfully, voluntarily, intentionally, and knowingly conspire, combine, confederate, and agree together with others to commit the following offense against the United States: to willfully aid, assist in, procure, counsel, and advise the preparation and presentation of false income tax returns and other documents to the Internal Revenue Service of the Treasury Department, in violation of Title 26, United States Code, Section 7206(2), all in violation of Title 18, United States Code, Section 371.

9. For decades prior to and through in or about 2009, CREDIT SUISSE operated an illegal cross-border banking business that knowingly and willfully aided and assisted thousands of U.S. clients in opening and maintaining undeclared accounts and

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concealing their offshore assets and income from the IRS. CREDIT SUISSE, through certain of its managers, employees, and others, solicited U.S. clients to open undeclared accounts because Swiss bank secrecy would permit them to conceal the U.S. clients' ownership of accounts at CREDIT SUISSE. CREDIT SUISSE used a variety of means to assist U.S. clients in concealing their CREDIT SUISSE undeclared accounts, including by:

- assisting clients in using sham entities as nominee beneficial owners of the undeclared accounts;

- soliciting IRS forms that falsely stated under penalties of perjury that the sham entities beneficially owned the assets in the accounts;

- failing to maintain in the United States records related to the accounts;

- destroying account records sent to the United States for client review;

- using CREDIT SUISSE managers and employees as unregistered investment advisors on undeclared accounts;

- facilitating withdrawals of funds from the undeclared accounts by either providing hand-delivered cash in the United States or using CREDIT SUISSE's correspondent bank accounts in the United States;

- structuring transfers of funds to evade currency transaction reporting requirements; and

- providing offshore credit and debit cards to repatriate funds in the undeclared accounts.

10. Private bankers (referred to as Relationship Managers or RMs) served as the primary contact for U.S. clients with undeclared accounts at CREDIT SUISSE. Managers (including Supervisory RMs) and RMs (collectively hereafter "managers") in the illegal U.S. cross-border business actively assisted or otherwise facilitated thousands of U.S. individual taxpayers in establishing and maintaining undeclared accounts in a manner designed to conceal the U.S. taxpayers' ownership or beneficial interest in said accounts. CREDIT SUISSE maintained correspondent bank accounts in the United States through which CREDIT SUISSE managers and others conducted financial transactions in furtherance of its illegal cross-border business.

11. As of 2006, CREDIT SUISSE had approximately 22,000 U.S. client accounts with total aggregate assets under management of approximately $10 billion, which included both declared and undeclared accounts. CREDIT SUISSE maintained undeclared accounts for U.S. clients in different units throughout the bank, but primarily serviced them from various desks located in Zurich and Geneva, Switzerland, including a desk at the Zurich airport. CREDIT SUISSE's Switzerland-based North America

International desk, internally referred to as "SALN," employed about 15-20 Swiss-based RMs focused on U.S. resident clients.

12. From in or about 1999 to in or about 2009, certain managers, with the assistance of the Representative Officer, used CREDIT SUISSE's Representative Office in New York, New York to assist U.S. clients filing false and fraudulent U.S. tax reporting documents, including income tax returns.

13. In or about 2005, CREDIT SUISSE made a filing with the Federal Reserve Bank of New York that concealed these managers' conduct in support of the tax evasion scheme by stating that its policies required that if the Representative Officer were asked about opening accounts, he "must decline the Customer's request . . . [i]f the client indicates that he/she intends to avoid paying taxes," as "[i]t is the policy of Credit Suisse not to provide assistance in the evasion of taxes." Likewise, in or about 2007, CREDIT SUISSE made another filing with the Federal Reserve that stated that, under CREDIT SUISSE policy for the Representative Office, "employees must not engage in activity that could be viewed as knowingly assisting a client in . . . misleading local or foreign authorities or any tax authority by means of incomplete or missing information."

14. Approximately 430 CREDIT SUISSE non-SALN RMs employed on other desks or at other Swiss-based offices of CREDIT SUISSE also serviced the accounts of U.S. clients, including declared and undeclared accounts. From at least 2002 through 2008, CREDIT SUISSE non-SALN RMs serviced up to 4,800 U.S. client accounts consisting of up to approximately $3 billion in securities assets under management, which included accounts maintained by clients who had not declared them to the IRS as required by law.

15. Prior to the 2007 merger referenced in paragraph 2, the individual private banks had an individual or group of individuals that serviced undeclared U.S. accounts. After the merger, those individuals or their successors continued to service those accounts and were not consolidated into one group at Clariden Leu. Clariden Leu employed approximately 240 RMs who serviced U.S. accounts (including declared and undeclared) and were not part of a dedicated U.S. desk. Prior to the merger of Clariden Leu into CREDIT SUISSE, Clariden Leu RMs serviced approximately 1,500 U.S. client accounts consisting of up to approximately $2 billion in securities assets under management, which included accounts maintained by clients who had not declared them to the IRS as required by law.

16. Managers engaged in the illegal U.S. cross-border business without appropriate registration with the Securities and Exchange Commission in part to provide broker-dealer and investment adviser services to U.S. clients with undeclared accounts.

17. During the relevant period, Swiss-based CREDIT SUISSE managers regularly traveled to the United States to meet with U.S. clients, including clients with undeclared accounts. Certain of these trips involved visits with dozens of existing U.S. clients,

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including clients located in the Eastern District of Virginia, and prospective U.S. clients. These managers traveled to the United States one to three times per year, in trips that generally varied in duration from one to two weeks, often meeting with several clients per day.

18. In addition, while in Switzerland, these managers communicated via telephone, fax, mail and/or email with certain of their clients in the United States about their account relationships. These communications include the provision of investment advice and the receipt of securities transaction orders.

19. U.S. clients often visited their CREDIT SUISSE RMs in Switzerland and otherwise communicated with their RMs from outside the United States.

20. Due in part to the assistance of CREDIT SUISSE and its personnel, and with the knowledge that Swiss banking secrecy laws would prevent CREDIT SUISSE from disclosing their identities to the IRS, numerous U.S. clients of CREDIT SUISSE filed false and fraudulent U.S. Individual Income Tax Returns, Forms 1040, which failed to report their respective interests in their undeclared accounts and the related income. Certain U.S. clients also failed to file and otherwise report their undeclared accounts on FBARs.

THE USE OF SHAM ENTITIES

21. From in or about 1910 to at least in or about 1997, CREDIT SUISSE operated a wholly owned subsidiary that, among other things, formed, managed, and maintained structures for clients with accounts at CREDIT SUISSE or Clariden Leu. This subsidiary was known variously as Credit Suisse Fides Trust, Fides Holding, Fides Trust AG, Fides Trust SA, Fides Trust Ltd., and/or Credit Suisse Fides (collectively "Fides").

22. CREDIT SUISSE aided and assisted U.S. clients with undeclared accounts at CREDIT SUISSE to evade their income taxes by placing their assets into accounts held in the names of structures formed, maintained, and managed by Fides. The structures included but were not limited to foundations, trusts, and offshore companies. By the operation of Swiss bank secrecy laws, the U.S. client's ownership would not be disclosed to U.S. authorities. Because CREDIT SUISSE owned and controlled Fides, a U.S. client with an undeclared account at CREDIT SUISSE knew that he or she would retain ultimate control over the assets in the undeclared account.

23. In or about the mid-1990's, the IRS commenced a series of investigations against individuals and entities that promoted income tax evasion through the use of offshore trusts and corporations. As a result, in order to further conceal U.S. undeclared accounts, in or about 1997, the executive management of Fides prompted Josef Dörig, an employee of Fides, to form his own trust company. The management proposed to spin off to Dörig's new company the existing "mandates" (the formal power to act on behalf of the structure) that Fides held for structures linked to U.S. clients' undeclared

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accounts. Further, on an ongoing basis, the executive management of Fides proposed to refer to Dörig's spin-off company U.S. clients with undeclared accounts at CREDIT SUISSE who wished, or were advised, to transfer their undeclared assets to new accounts in the names of structures.

24. On or about December 20, 1997, Fides and Dörig Partner AG, the company formed by Dörig to execute the scheme, entered into a contract to receive the mandates for structures linked to U.S. clients with undeclared accounts.

25. Although Fides no longer held the mandates for the structures linked to U.S. clients with undeclared accounts at CREDIT SUISSE, CREDIT SUISSE did not cause Dörig to close the undeclared accounts and transfer the assets elsewhere. To the contrary, the contract between Fides and Dörig Partner required Dörig Partner to make its best efforts to keep the existing undeclared assets at CREDIT SUISSE. Further, for any referral that Dörig received from CREDIT SUISSE for the creation of a structure for holding undeclared assets, Dörig Partner had to make its best efforts to ensure that the undeclared assets owned by the U.S. person would be held in an account in the name of the new structure at CREDIT SUISSE.

26. In spinning off the mandates for structures linked to undeclared accounts held by U.S. persons, CREDIT SUISSE sought to create the appearance that the structures were legitimate entities operating independently of both CREDIT SUISSE as well as the U.S. person who owned the assets in the undeclared account. Through the spin-off, CREDIT SUISSE sought to shield the corporate entities as well as "its past or present employees to the utmost extent possible." The protection objective was the protection from the U.S. government's crackdown on tax evasion through the use of offshore structures.

27. Despite the formal spin-off, the U.S. person who beneficially owned the assets in the undeclared account continued to exercise direct control over the assets in the undeclared account by communicating directly with the manager of the undeclared account. Further, managers at CREDIT SUISSE represented to individuals with undeclared accounts that Dörig Partner would not take any action as to the undeclared account without the permission of the CREDIT SUISSE manager. Further, CREDIT SUISSE promoted the use of structures for tax evasion purposes by providing information to U.S. clients explaining the secrecy protections of Swiss law and the concealment afforded by use of the structures.

28. CREDIT SUISSE managers coordinated with affiliated trust company providers. From in or about 1997 through in or about 2008, managers at CREDIT SUISSE referred U.S. clients to Dörig Partner, including clients with undeclared accounts. Further, CREDIT SUISSE through SALN entered into a contract with Beda Singenberger, a Zurich-based owner of the trust company SINCO Treuhand, to provide similar trust services. The Geneva desk of SALN maintained a relationship with a law firm in Geneva that also provided structures to CREDIT SUISSE clients, including U.S. clients with undeclared accounts.

29. From in or about 1997 through in or about 2007, CREDIT SUISSE RMs and Josef Dörig periodically traveled together to the United States to provide services to existing clients with undeclared accounts and to meet with prospective clients. From at least in or about 2005 through in or about 2008, Beda Singenberger routinely advised CREDIT SUISSE managers and Roger Schaerer, the Officer of CREDIT SUISSE's Representative Office in New York City, of Singenberger's itinerary for his trips to the United States to meet with clients, including clients with undeclared accounts at CREDIT SUISSE.

30. Although CREDIT SUISSE maintained relationships with external trust companies to provide structures to U.S. persons with undeclared accounts, from in or about 1997 to in or about 2009, Credit Suisse Trust AG, CREDIT SUISSE's wholly owned subsidiary, in the Bahamas, the Isle of Jersey, Liechtenstein, and elsewhere, also managed structures linked to undeclared accounts held by U.S. clients at CREDIT SUISSE.

CREDIT SUISSE SUBVERTED THE QI AGREEMENT

31. Effective in or about January 2001, CREDIT SUISSE entered into a Qualified Intermediary Agreement ("QI Agreement") with the IRS. The Qualified Intermediary ("QI") regime provided a comprehensive framework for U.S. information reporting and tax withholding by a non-U.S. financial institution regarding U.S. securities. The QI Agreement was designed to help ensure that non-U.S. persons were subject to the proper U.S. withholding tax rates and that U.S. persons were properly paying U.S. tax, in each case, with respect to U.S. securities held in an account with the QI. QI agreements were subject to a "documentation transition period" announced by the IRS in Notice 2001-4 (Jan. 8, 2001) that gave QIs until the end of 2002 to achieve "substantial compliance" with the provisions of the QI Agreement. The QI Agreement expressly recognizes that a non-U.S. financial institution such as CREDIT SUISSE may be prohibited by foreign law, such as Swiss law, from disclosing an account holder's name or other identifying information. In general, a QI subject to such foreign-law restrictions must request that its U.S. clients either (a) grant the QI authority to disclose the client's identity or disclose himself by mandating the QI to provide an IRS Form W-9 completed by the account holder, or (b) grant the QI authority to sell all U.S. securities of the account holder (in the case of accounts opened before January 1, 2001) or to exclude all U.S. securities from the account (in the case of accounts opened on or after January 1, 2001). Following the effective date of the QI Agreement, a sale of U.S. securities, if any, held by a U.S. person who chose not to provide a QI with an IRS Form W-9 was subject to tax information reporting on an anonymous basis and backup withholding.

32. As a consequence of CREDIT SUISSE's entering into a QI Agreement with the IRS, certain managers suggested that U.S. clients with undeclared accounts transfer their assets to newly created accounts held in the names of sham offshore entities. In connection with those newly created accounts, CREDIT SUISSE managers knowingly

accepted and included in CREDIT SUISSE's account records IRS Forms W-8BEN (or CREDIT SUISSE's substitute forms) provided by the directors of the offshore companies which represented under penalty of perjury that such companies were the beneficial owners, for U.S. federal income tax purposes, of the assets in the CREDIT SUISSE accounts. In certain cases, the IRS Forms W-8BEN (or CREDIT SUISSE's substitute forms) were false or misleading in that the U.S. taxpayer who owned the offshore company actually directed and controlled the management and disposition of the assets in the company accounts and/or otherwise functioned as the beneficial owner of such assets in disregard of the formalities of the purported corporate ownership.

33. Certain managers of CREDIT SUISSE caused CREDIT SUISSE to make false statements and provided misleading information to the IRS regarding CREDIT SUISSE's compliance with the terms of the QI Agreement.

ADDITIONAL METHODS AND MEANS OF CONCEALMENT

34. CREDIT SUISSE assisted U.S. clients in repatriating their offshore funds by providing credit or debit cards linked to the undeclared accounts, including cards issued by American Express, Visa, and Maestro. In some instances, the managers mailed or caused to be mailed the credit or debit cards directly to the clients in the United States.

35. Certain CREDIT SUISSE managers and others assisted U.S. clients to execute forms that directed CREDIT SUISSE not to acquire U.S. securities in their accounts, which would require disclosure of their identities to the IRS. The managers also assisted U.S. clients who inherited undeclared accounts at CREDIT SUISSE in opening new undeclared accounts and transfer into those accounts the funds from the inherited accounts.

36. Certain CREDIT SUISSE managers provided cash in the United States to U.S. clients as withdrawals from their undeclared accounts at CREDIT SUISSE in Switzerland. Certain CREDIT SUISSE managers solicited cash deposits in the United States from U.S. clients with undeclared accounts at CREDIT SUISSE in Switzerland. Certain CREDIT SUISSE managers advised U.S. clients to structure, and caused U.S. clients to structure withdrawals from their undeclared accounts in amounts less than $10,000 in an attempt to conceal the transactions from U.S. authorities.

37. Certain CREDIT SUISSE managers also assisted U.S. clients to close their undeclared accounts at CREDIT SUISSE and convert marketable securities into other assets that were stored at CREDIT SUISSE and elsewhere.

38. Certain CREDIT SUISSE managers met with U.S. clients outside of the United States, including in Switzerland and the Bahamas, to provide banking services and investment advice related to their undeclared accounts.

39. Certain CREDIT SUISSE managers advised U.S. clients to not maintain account records related to their undeclared accounts in the United States.   Certain CREDIT

SUISSE managers, along with certain affiliated asset management firms, caused CREDIT SUISSE to retain, in Switzerland, account records related to the U.S. clients' undeclared accounts. Certain CREDIT SUISSE managers had statements and other account records of undeclared accounts maintained by U.S. clients at CREDIT SUISSE sent by e-mail and facsimile from Switzerland to the Representative Office in New York, New York, so that U.S. clients with undeclared accounts could review the documents. CREDIT SUISSE personnel destroyed those documents following the clients' review, in conformance with Swiss data secrecy restrictions and to further conceal the U.S. clients' undeclared accounts.

CREDIT SUISSE SIMULTANEOUSLY OPERATED
LEGAL AND ILLEGAL CROSS-BORDER BUSINESSES

40. At least as early as on or about November 6, 2000, executives of CREDIT SUISSE's private banking unit discussed creating a "new model for servicing offshore U.S. clients" that involved a new, fully registered, tax compliant broker-dealer and investment advisor. As part of this new model, U.S. taxpayers with accounts would be issued Forms 1099 reporting their investment income. This model was flawed in that it only attempted to centralize and legalize services to clients who had provided Forms W-9. The vast majority of U.S. undeclared accountholders at CREDIT SUISSE had not provided a Form W-9 to CREDIT SUISSE.

41. This new legal entity was created in or about mid-2002 and named Credit Suisse Private Advisors ("CSPA"). Only clients who had submitted Forms W-9 were expected to be transferred to CSPA. At that time, CREDIT SUISSE did not mandate that all U.S. accountholders, regardless of whether a Form W-9 was on file, transfer their accounts to CSPA and become fully tax compliant. CREDIT SUISSE set a minimum account balance threshold of $1 million in order to be transferred into CSPA; thus, some accounts were not transferred to CSPA because of the eligibility requirements set by CREDIT SUISSE.

42. CSPA ran in parallel to the illegal cross-border business at CREDIT SUISSE. Indeed, the head of CSPA reported to the head of SALN, who managed the team dedicated to servicing U.S. clients, many of whom had undeclared accounts. Separately, although approximately 6,000 non-W-9 U.S. clients were expected to be centralized at the SALN desk, CREDIT SUISSE did not mandate that those clients become tax compliant.

43. By 2006, CREDIT SUISSE had made little progress in the transfer of the W-9 U.S. clients to CSPA or the centralization of non-W-9 U.S. clients with SALN. By in or about September 2006, less than 20% of the W-9 U.S. clients (comprising approximately $500 million in assets under management) had agreed to be transferred. Furthermore, the transfer and consolidation exercise of undeclared accounts in SALN was behind plan; only 60% of assets under management belonging to non-W-9 U.S. clients had been transferred.

44. In or about 2006, CREDIT SUISSE began another set of initiatives to attempt to either move W-9 clients to CSPA or close the accounts, and to transfer non-W-9 clients to SALN. As with the 2002 initiatives, these efforts failed due in part to managers' resistance and CREDIT SUISSE's failure to overcome that resistance. Rather than close the accounts of those who had not agreed to be transferred to CSPA, CREDIT SUISSE continued to maintain their accounts for a period of years.

45. CREDIT SUISSE operated CSPA from in or about mid-2002 until in or about 2011. The CSPA initiative ultimately failed as a business, in part due to U.S. clients' unwillingness to pay a premium for accounts in Switzerland if their accounts were declared and tax compliant. Moreover, CREDIT SUISSE executives did not take any of three steps that could have ensured compliance with U.S. law: (1) mandating that managers transfer all U.S. accounts to CSPA, which would include declared and undeclared accounts; (2) creating incentives for managers to do so; and (3) penalizing managers who failed to or refused to transfer their clients to CSPA.

46. CREDIT SUISSE did not require all of its W-9 accounts to transfer their assets to CSPA out of concern that the bank would have an outflow of assets and managers would leave the bank.

CREDIT SUISSE'S INEFFECTUAL POLICIES, TRAINING, AND AUDITS

47. CREDIT SUISSE's promulgation of policies and compliance training regarding U.S. undeclared accountholders was ineffective in eliminating the illegal cross-border business. For example, on or about November 26, 2002, CREDIT SUISSE enacted a directive governing relationships with U.S. clients (the "U.S. persons directive") that included restrictions governing communications with U.S. persons and travel to the U.S. and also included a prohibition on providing investment advice in the United States. In addition, CREDIT SUISSE enacted a directive governing foreign travel by managers, in order to provide guidelines to managers for conducting the U.S. cross-border business to ensure, among other things, "uniform adherence to the restrictions applicable under US law to bank relationships with US Persons and US Taxpayers." Despite these directives and training, managers continued to travel to the U.S. and communicate with U.S. clients in managing their undeclared accounts.

48. In addition, CREDIT SUISSE also conducted ineffectual internal audits to ensure compliance with the directives and policies regarding U.S. clients. First, while CREDIT SUISSE audited SALN with respect to the U.S. persons and travel directives, it did not audit for tax compliance of U.S. linked client accounts.

49. Second, CREDIT SUISSE did not audit other areas of the bank that serviced U.S. clients' accounts for tax compliance, despite the fact that the majority of the undeclared accounts were serviced outside of SALN.

50. Third, the internal audits of SALN conducted by CREDIT SUISSE in 2001, 2003, 2006, and 2009 did not identify the rampant violations of U.S. tax law and CREDIT

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SUISSE's own policies that had occurred. The 2001, 2003 and 2009 audits either found "no issues" or "minor issues," despite the fact that some of the travel reports provided to internal auditors reflected visits with prospective U.S. clients and the receipt of new money from those clients was estimated to have a potential value of millions of U.S. dollars. CREDIT SUISSE's 2006 internal audit of SALN preliminarily raised concerns that certain SALN managers may have violated the U.S. persons directive during business trips to the United States because CREDIT SUISSE's internal auditors had received reports that reflected that certain SALN managers had met with prospective U.S. clients and had obtained new assets on business trips to the United States. The internal auditors were also subsequently provided with travel reports that were edited by some SALN employees to omit any mention of conduct that violated the U.S. persons directive. Following meetings between internal auditors and the head of SALN, the preliminary findings were excluded from the final audit report.

51. In or about 2006, CREDIT SUISSE also initiated the "Cross-Border+ (Plus) Project" (the "CB+ Project"). An impetus for the CB+ Project was the March 2006 arrest of several CREDIT SUISSE bankers in Brazil, including the head of CREDIT SUISSE's private banking unit in Brazil, for conducting business in violation of Brazil's laws. The CB+ Project included a review of CREDIT SUISSE's policies regarding the U.S. cross-border business. However, it did not investigate the actual practices of managers in the illegal cross-border business. CREDIT SUISSE's attempts to strengthen its cross-border business policies did not stop private bankers from opening and servicing undeclared accounts for U.S. clients.

52. CREDIT SUISSE did not develop and implement an effective system of supervisory and compliance controls over the managers in the U.S. cross-border business to prevent and detect violations of CREDIT SUISSE policies regarding the proper handling of accounts for offshore companies beneficially owned by U.S. persons. CREDIT SUISSE failed to effectively monitor and control the activities of certain managers in the U.S. cross-border business. As a result, some managers at Clariden Leu came to believe that a certain degree of non-compliance with CREDIT SUISSE policy was acceptable in connection with operating the U.S. cross-border business. In addition, some managers at CREDIT SUISSE came to believe that they could successfully avoid the restrictions contained in CREDIT SUISSE's policy regarding its cross-border business.

53. Despite the above-described policies prohibiting certain contacts with U.S. persons, CREDIT SUISSE did not capture and record instances when managers in the U.S. cross-border business may have violated U.S. laws. As a result, CREDIT SUISSE did not effectively monitor such activity and thus was not able to determine whether or not such activity may have required tax information reporting and backup withholding for certain payments made to the accounts of such clients. Consequently, certain managers continued to engage in behavior that violated not only CREDIT SUISSE's directives and policies, but also the U.S. federal tax laws.

CREDIT SUISSE'S FLAWED EXIT OF THE
ILLEGAL CROSS-BORDER BUSINESS

54. In or about January 2008, another Swiss bank, UBS AG ("UBS"), publicly announced that it would no longer allow new U.S. clients seeking securities-related services; rather, it would only allow U.S. clients seeking banking services to open accounts.

55. In or about May 2008, CREDIT SUISSE's U.S. persons policy was revised to provide that "RMs may travel to the US to visit existing clients only if the visit is initiated by the client, is for a purely and exclusively social nature and no discussion is had relating to securities or investments. As a prerequisite for such travel, the RM must complete a US Cross-Border training session and follow the procedures for obtaining the relevant travel approval. Visits to prospective clients are not permitted."

56. Following a much-publicized U.S. Department of Justice criminal tax investigation, in or about July 2008, UBS formally announced that it would cease providing banking services to U.S. clients through its non-U.S. regulated entities.

57. Following UBS's July 2008 announcement, CREDIT SUISSE circulated a legal and compliance alert that prohibited inflows of funds into existing or newly opened accounts from UBS and another Swiss bank that had come under fire for helping U.S. citizens shelter assets from the IRS and evade taxes. The alert also required accounts for non-U.S. domiciled companies with a U.S. taxpayer beneficial owner to demonstrate U.S. tax compliance and be opened with a U.S.-licensed arm of CREDIT SUISSE.

58. Within days of the news regarding UBS, CREDIT SUISSE's management began an enhanced examination of CREDIT SUISSE's U.S. cross-border business. The examination was internally referred to as the "US Project." As a result of this analysis, in or about late 2008, CREDIT SUISSE's management decided to terminate accounts of U.S. domiciliary companies with U.S. beneficial owners who could not establish tax compliance. In or about Spring 2009, CREDIT SUISSE stopped opening new U.S. client accounts for U.S. residents and existing U.S. resident clients were offered a choice: transfer to CSPA (or another U.S.-licensed affiliate of CREDIT SUISSE) and, if they were not already tax compliant, become tax compliant or leave the bank.

59. Starting in or about 2009, CREDIT SUISSE engaged in a flawed process of verifying tax compliance of U.S. accounts in order to allow these accounts to remain at CREDIT SUISSE, although the process improved over time. For example, it relied only on database searches and did not individually review accounts of managers who may have handled U.S. undeclared accounts. Further, when CREDIT SUISSE identified U.S. accounts that may have been undeclared, it did not interview the managers who had serviced the accounts to determine how the account had remained undetected after CREDIT SUISSE began its internal investigation by outside counsel. During the internal investigation, which began in early 2011, after identifying U.S. linked accounts in its systems, the bank engaged in a manual review of account files to

determine whether the client was a U.S. person, and engaged an independent accounting firm to review the completeness of the bank's review.

60. CREDIT SUISSE permitted the managers who oversaw the undeclared accounts to determine how to close the accounts. As a result, certain managers assisted clients in continuing to conceal their accounts from the IRS through, for example, changing beneficiaries to non-U.S. persons. For those accounts that could not be maintained by CREDIT SUISSE, certain managers assisted their U.S. clients in identifying other offshore financial institutions in Switzerland and elsewhere that would accept accounts held by U.S. persons, which further aided the clients in concealing their accounts from the IRS. Finally, certain CREDIT SUISSE managers discouraged U.S. clients from disclosing their undeclared accounts to the IRS through the Voluntary Disclosure Program. Other managers encouraged U.S. clients to disclose undeclared accounts to the IRS.

61. Although CREDIT SUISSE had either transferred or terminated the majority of its relationships with U.S. clients by in or about 2010, CREDIT SUISSE continued to identify U.S. customer accounts for closure until in or about 2013, including dormant and recalcitrant accounts with illiquid assets.

62. Clariden Leu engaged in a similar exit program starting in or about 2008, but did not create a CSPA-type compliant entity. Rather, Clariden Leu required U.S. clients to either demonstrate tax compliance or terminate the relationship. However, the integration of Clariden Leu into Credit Suisse AG beginning in April 2012 revealed certain flaws in Clariden Leu's exit program: when undeclared accounts previously handled by Clariden Leu managers were reassigned to CREDIT SUISSE managers, they immediately identified that the owners of these Clariden Leu accounts were U.S. persons and sought to close the accounts.

63. CREDIT SUISSE did not put in place a new management team to handle the exit process, although the process was supervised by a broad cross-disciplinary team from both the business and control functions.

CREDIT SUISSE'S INTERNAL INVESTIGATION AND FAILURE TO PRESERVE CERTAIN DOCUMENTS

64. CREDIT SUISSE did not begin its internal investigation until early 2011 and did not preserve certain evidence of the criminal wrongdoing.

65. In February 2009, UBS signed a Deferred Prosecution Agreement regarding its illegal cross-border business. UBS agreed to a Statement of Facts that described the operations of its illegal cross-border business, which bore substantial similarities to CREDIT SUISSE's operation of its illegal cross-border business.

66. In October 2009, CREDIT SUISSE representatives met with the Senate Permanent Subcommittee on Investigations and the Tax Division of the U.S. Department of

Justice to notify them that CREDIT SUISSE was executing its exit process for U.S. clients with Swiss accounts. CREDIT SUISSE made a second presentation on the exit process to the Tax Division in or about March 2010.

67. In December 2010, the Tax Division of the U.S. Department of Justice informed CREDIT SUISSE that the Department of Justice had begun a criminal investigation of CREDIT SUISSE and that the investigation had uncovered evidence of tax law violations by managers at SALN.

68. In response to its notice of the initiation of the Department of Justice's criminal investigation, CREDIT SUISSE began a formal internal investigation in January 2011, focused initially on SALN.

69. By the time CREDIT SUISSE began to fully engage in its internal investigation, certain culpable individuals had left the bank's employ. CREDIT SUISSE had failed to interview a number of the culpable individuals prior to their departures, and CREDIT SUISSE did not have access to those individuals after their departures. CREDIT SUISSE conceded that it was unable to fully uncover what transpired at Clariden Leu and its predecessors, in part because of the delays.

70. In addition, CREDIT SUISSE and Clariden Leu failed to implement adequate document and e-mail retention policies, in that the bank did not retain e-mails of employees who departed before August 2010, although it had been retaining U.S. account records and e-mail of all current employees. CREDIT SUISSE and Clariden Leu did not issue an order to preserve all e-mails related to the cross-border business until in August 2010. Clariden Leu did not implement a comprehensive litigation hold on documents until July 2011, after the return of the superseding indictment that charged Andreas Bachmann, among others. CREDIT SUISSE has taken steps to recover as many documents in Switzerland from that earlier period as possible.

71. One effect of these policies and actions was that certain documents and e-mails in Switzerland were not preserved, despite CREDIT SUISSE's management's awareness of various U.S. criminal tax investigations.

72. CREDIT SUISSE's delays and failure to take these actions limited the information available to the internal investigation, and as a result, encumbered the scope and progress of the criminal investigation being conducted by U.S. law enforcement authorities.

73. The acts taken by the defendant, Credit Suisse AG, in furtherance of the offense charged in this case, including the acts described above, were done willfully and knowingly with the specific intent to violate the law. The defendant acknowledges that the foregoing statement of facts does not describe all of the defendant's conduct relating to the offense charged in this case nor does it identify all of the persons with whom the defendant may have engaged in illegal activities.

Respectfully submitted,

DANA J. BOENTE
United States Attorney

KATHRYN KENEALLY
Assistant Attorney General
Tax Division

 5-19-2014

 5-19-2014

Mark D. Lytle
Assistant U.S. Attorney

Mark F. Daly
Senior Litigation Counsel
Nanette L. Davis
Assistant Chief

After consulting with its attorney and pursuant to the plea agreement entered into this day between the defendant, Credit Suisse AG, and the United States, I, the designated corporate representative authorized by the Board of Directors, hereby stipulate that the above Statement of Facts is true and accurate, and that had the matter proceeded to trial, the United States would have proved the same beyond a reasonable doubt.

Date: ___5/19/14___    _____
　　　　　　　　　　　　　Credit Suisse AG

We are Credit Suisse AG's attorneys. We have carefully reviewed the above Statement of Facts with the Board of Directors. To our knowledge, the Board of Directors' decision to stipulate to these facts is an informed and voluntary one.

Date: __5/19/14__    _____
　　　　　　　　　　　　　Christopher A. Wray
　　　　　　　　　　　　　Andrew C. Hruska
　　　　　　　　　　　　　Michael R. Pauzé
　　　　　　　　　　　　　Counsel for the Defendant

